Exhibit 99.1
28 August 2024
PureTech Health plc – Half-Year Report
Strong progress across PureTech’s portfolio, with significant near-term catalysts
Robust shareholder returns enabled by Founded Entity1 monetization; $100 million Tender Offer and
$50 million buyback completed
Strong balance sheet with expected operational runway for at least three years
Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST
PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) ("PureTech" or the "Company"), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces its half-yearly results for the six months ended June 30, 2024. The following information will be filed on Form 6-K with the United States Securities and Exchange Commission (the "SEC") and is also available at https://investors.puretechhealth.com/financials-filings/reports.
Commenting on PureTech's half-yearly results, Bharatt Chowrira, PhD, JD, Chief Executive Officer of PureTech, said:
"I am proud of the talented team at PureTech that has continued to deliver results with a sense of diligence and passion. PureTech made significant progress in the first half of 2024, advancing our mission to develop innovative therapies for the patients most in need. We have also implemented strategies to drive efficient operations and capital allocation. This has resulted in a decrease in both our R&D and G&A expenses at the PureTech level.
“Looking ahead, we are focused on several key catalysts. The highly anticipated FDA decision around the approval of KarXT, which is expected by Bristol Myers Squibb (“BMS”) in September, would unlock the first in a series of milestone payments to PureTech in the coming years as well as future royalties. We are also very excited about the readout of our Phase 2b trial from our Internal Program, LYT-100 (deupirfenidone), which is expected by the end of 2024. We believe LYT-100 has blockbuster potential to transform the treatment landscape for patients with idiopathic pulmonary fibrosis (“IPF”) as the preferred standard of care, driving significant value for PureTech. Additionally, we expect clinical readouts from both the Vor and LYT-200 programs as well as further clinical progress at Seaport and Vedanta.
“With our robust hub-and-spoke drug discovery and development model and strong financial foundation, we believe PureTech is well-positioned to rapidly advance innovative therapeutic candidates to patients, and we remain committed to unlocking and realizing value for our shareholders.”
Webcast and conference call details
Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, August 28, 2024, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech's website under the Events and Presentations tab. To join by phone, please dial:
United Kingdom (Local): +44 20 3936 2999
United Kingdom (Toll-Free): +44 800 358 1035
United States (Local): +1 646 664 1960
United States (Toll Free): +1 855 9796 654
Access Code: 808029
For those unable to listen to the call live, a replay will be available on the PureTech website.

Key Internal Programs2 & Founded Entities

Internal Programs	Ownership	Indication
LYT-100 (deupirfenidone)	100%	Being advanced for idiopathic pulmonary fibrosis and potentially other conditions involving pulmonary fibrosis

Founded Entities	Ownership[3]	Overview
Seaport Therapeutics	57.7% Equity	Advancing a clinical-stage pipeline of neuropsychiatric medicines
Karuna Therapeutics (wholly owned subsidiary of Bristol Myers Squibb as of March 18, 2024)	Regulatory and commercial milestone payments from Royalty Pharma (up to $400M) and BMS, and 2% royalties on annual net sales >$2B from BMS	Advancing transformative medicines for people living with psychiatric and neurological conditions
Gallop Oncology	100% Equity	Pioneering novel therapies for the treatment of hematological malignancies, alongside treatments for locally advanced/metastatic solid tumors such as head and neck cancers
Vedanta Biosciences	35.9% Equity	Pioneering a new category of oral therapies based on defined bacterial consortia
Vor Bio	3.9% Equity	Engineering hematopoietic stem cells to enable targeted therapies for patients with blood cancers
Sonde Health	34.9% Equity	Developing a voice-based artificial intelligence platform to detect changes in health
Entrega	73.8% Equity	Engineering hydrogels to enable the oral administration of peptide therapeutics (e.g., GLP-1 agonists)
Highlights
PureTech
•Completed enrollment of the Phase 2b ELEVATE IPF trial of LYT-100 (deupirfenidone) in IPF, with topline results expected by the end of 2024.
•Executed $100 million tender offer, which – together with the Company’s $50 million share buyback program that completed on February 7, 2024 – constituted $150 million of capital returned to shareholders since May 2022.
•Appointed key executives, including Bharatt Chowrira, PhD, JD, as Chief Executive Officer (formerly President and Chief Business, Finance and Operating Officer), Eric Elenko, PhD, as President (formerly Chief Innovation Officer), Charles Sherwood III, JD, as General Counsel, and Raju Kucherlapati, PhD as Chair of the Board of Directors on a permanent basis.
•Welcomed two entrepreneurs-in-residence: Sven Dethlefs, PhD, formerly Executive Vice President and CEO of Teva North America, and Luba Greenwood, JD, Managing Partner of the Dana-Farber Cancer Institute Venture Fund, Binney Street Capital, and former Chief Executive Officer and Board Chair of Kojin Therapeutics.
•Announced in the August 2024 post-period that Michele Holcomb, PhD, will join PureTech’s Board of Directors as an independent non-executive director on September 23, 2024.
Founded Entities
•Karuna Therapeutics (“Karuna”) was acquired by BMS in March 2024 for a total equity value of $14 billion. PureTech received approximately $293 million gross proceeds from its equity position in Karuna and is eligible to receive up to $400 million in future milestone payments as well as royalty payments based on KarXT regulatory and commercial successes.
•PureTech launched Seaport Therapeutics (“Seaport”) with a $100 million oversubscribed Series A financing to progress the development of novel neuropsychiatric therapeutic candidates enabled by Glyph™, its novel platform that allows drugs to be absorbed like dietary lipids so they can enter the lymphatic system directly and avoid first pass metabolism. Seaport is led by PureTech Founder and Former CEO and Seaport Founder and CEO Daphne Zohar, with Steven M. Paul, M.D., former CEO and Chair of Karuna, as Founder and Chair of the Seaport Board of Directors.
•PureTech announced that it will advance LYT-200 (anti-galectin-9 mAb) via Gallop Oncology (“Gallop”) for the treatment of hematological malignancies, such as acute myeloid leukemia (“AML”) and high-risk myelodysplastic syndromes (“MDS”), and metastatic/locally advanced solid tumors, including head and neck cancers. LYT-200 received two designations from the US Food and Drug Administration (“FDA”): Orphan Drug designation for the treatment of AML and Fast Track designation for the treatment of head and neck cancers.
•Vedanta Biosciences (“Vedanta”) enrolled the first patient in its pivotal Phase 3 RESTORATiVE303 trial of VE303 for the prevention of recurrent C. difficile infection (“rCDI”). Vedanta was also awarded $3.9 million from CARB-X to ready VE707 for a first-in-human study for the prevention of multidrug-resistant infections.
•Vor Biopharma (Nasdaq: VOR) (“Vor”) dosed the first AML patient in VBP301, a Phase 1/2 multicenter, open-label, first-in-human study of VCAR33ALLO and announced that it expects to provide a clinical trial update in the second half of 2024.

•Sonde Health (“Sonde”) launched Sonde Cognitive Fitness in the July post-period, which analyzes eight vocal characteristics from 30-second voice interactions to provide insight into one’s cognitive state, helping people manage their mental well-being and productivity effectively.
•Entrega continues to advance its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. To validate its technology, Entrega generated preclinical proof-of-concept data demonstrating administration of therapeutic peptides into the bloodstream of large animals.
Financial:
•Consolidated Cash, cash equivalents and short-term investments as of June 30, 2024, were $500.4 million4 (December 31, 2023: Consolidated Cash, cash equivalents and short-term investments of $327.1 million) and PureTech Level Cash, cash equivalents and short-term investments as of June 30, 2024, were $400.6 million5 (December 31, 2023: PureTech Level Cash, cash equivalents and short-term investments of $326.0 million)
•Operating expenses for the six months ended June 30, 2024, were $66.7 million (June 30, 2023: $79.3 million).
•PureTech expects to have PureTech Level Cash, cash equivalents and short-term investments of approximately $330 million6 at December 31, 2024, which is inclusive of expected payments of approximately $40 million to address the Company’s tax obligations. As of June 30, 2024, the Company maintains an expected operational runway of at least three years.
Key Upcoming Milestones
•PureTech expects topline results from the Phase 2b ELEVATE IPF dose-ranging trial of LYT-100 in patients with IPF by the end of 2024. The trial is designed to evaluate the efficacy, tolerability, safety and dosing regimen of LYT-100 in patients with IPF compared to placebo and will also assess the relative efficacy of two doses of LYT-100. The primary endpoint is the rate of decline in Forced Vital Capacity FVC for the combined LYT-100 arms versus placebo over the 26-week treatment period using a prespecified Bayesian approach. Both doses of LYT-100 will be compared to pirfenidone, though the trial is not powered to show a statistical difference in efficacy between LYT-100 and pirfenidone. We believe LYT-100 has the potential to have a profound impact on the way IPF is managed by allowing patients to start, continue and fully benefit from treatment, both as monotherapy and in combination settings with other antifibrotic therapies.
•KarXT (formerly Karuna; now wholly owned by BMS) has a Prescription Drug User Fee Act (“PDUFA”) date of September 26, 2024, for the treatment of schizophrenia in adults, which means the FDA is expected to make a decision regarding the approval of KarXT by this date. If the drug is approved, this would unlock the first in a series of potential milestone payments to PureTech in the coming years as well as future royalties. Pending approval, BMS also announced that KarXT is expected to launch in late 2024.
•LYT-200 (which will be advanced via Gallop) is being evaluated in two ongoing Phase 1b clinical trials for the treatment of relapsed/refractory AML and MDS as well as in combination with tislelizumab in head and neck cancers. Additional data from the open label trials are expected in the fourth quarter of 2024 and will help to inform future development work.
•Vor expects to provide clinical trial updates for trem-cel and VCAR33ALLO in the second half of 2024. Trem-cel is a shielded transplant in development for patients with AML and MDS in which healthy transplant donor cells are genetically engineered removing CD33, with the potential to shield healthy cells and enable targeted therapies post-transplant such as Mylotarg and CAR-T therapy. VCAR33ALLO is a transplant donor-derived anti-CD33 CAR-T cell therapy for patients with AML who have relapsed following a standard-of-care or trem-cel transplant.
•Vedanta expects topline data from its Phase 3 RESTORATiVE303 trial of VE303 for the prevention of rCDI in 2026. This trial is evaluating the efficacy and safety of VE303 in patients with rCDI and is intended to form the basis for a Biologics License Application (“BLA”) to be filed with the FDA. It also expects topline data from its Phase 2 COLLECTiVE202 clinical trial of VE202 for the treatment of ulcerative colitis (“UC”) in 2025. Vedanta also expects to initiate a Phase 1 trial of VE707 for the prevention of multidrug-resistant infections in 2025.
About PureTech Health
PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech's R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.
For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements that relate to our expectations around our and our Founded Entities’ therapeutic candidates and approach towards addressing major diseases, operational plans, future prospects, objectives, developments, strategies and expectations, the progress and timing of clinical trials and data readouts, the timing of regulatory approvals or clearances from the FDA, our future results of operations and financial outlook, including our anticipated cash runway and our forecasted cash, cash equivalents and short-term investments, and our ability to realize value for our shareholders.
The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our ability to realize value from our Founded Entities; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our programs are designed to target; our ability to realize the benefits of our collaborations, licenses and other arrangements; the impact of government laws and regulations; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and the risks, uncertainties and other important factors described under the caption "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

1 As of the date of this release, Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales. References to Founded Entities include PureTech’s Seaport Therapeutics, Inc., Gallop Oncology, Inc., Entrega, Inc., Vor Biopharma, Inc., Sonde Health, Inc., Vedanta Biosciences, Inc., for all dates prior to March 18, 2024, Karuna Therapeutics, Inc., for all dates prior to July 2, 2024, Akili Interactive Labs, Inc., for all dates prior to October 30, 2023, Gelesis, Inc., for all dates prior to December 21, 2023, Follica, Incorporated, and for all dates prior to December 18, 2019, resTORbio, Inc. For references and definitions related to PureTech’s Viability Statement, Financial Review, and Financial Statements and related footnotes, please see Footnote 4 to the Consolidated Financial Statements.
2 Internal Programs represent the Company’s current and future therapeutic candidates and technologies that are wholly owned and have not been announced as a Founded Entity.
3 Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales. Relevant ownership interests were calculated on a partially diluted basis (as opposed to a voting basis) as of June 30, 2024, including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. PureTech controls Seaport Therapeutics, Inc. and Gallop Oncology, Inc. Vor Biopharma ownership was calculated on a beneficial ownership basis in accordance with SEC rules as of August 2, 2024.
4 Cash, cash equivalents and short-term investments as of June 30, 2024, and as of December 31, 2023 held at PureTech Health plc and consolidated subsidiaries. For more information, please see below under the heading "Non-IFRS Financial Information.”
5 This represents a non-IFRS number and is comprised of Cash, cash equivalents and short-term investments held at PureTech Health plc and our following wholly-owned subsidiaries: PureTech LYT, Inc., PureTech LYT 100, Inc., Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp., PureTech Securities II Corp. For a reconciliation of this number to the IFRS equivalent number, please refer to the "Non-IFRS Financial Information” section of this report.
6 This represents a non-IFRS number and is comprised of Cash, cash equivalents and short-term investments held at PureTech Health plc and our following wholly-owned owned subsidiaries: PureTech LYT, Inc., PureTech LYT 100, Inc., Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II. We are not able to provide a reconciliation of this forecasted number to the IFRS equivalent number because PureTech Level Cash, cash equivalents and Short-term investments as of December 31, 2024, is contingent on upon a number of factors, certain of which cannot be predicted on a forward-looking basis without unreasonable efforts or are not within our control. Actual PureTech Level Cash, Cash Equivalents and Short-term investments as of December 31, 2024, may differ significantly from this projection. This projection does not include any potential cash inflows that may be received by the Company prior to December 31, 2024, and may be impacted by factors beyond our control, including unanticipated cash expenditures and changes in the value of short-term investments.

Non-IFRS Financial Information

Cash flow and liquidity
PureTech Level cash, cash equivalents and short-term investments	Measure type: Core performance
Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities.

Non-IFRS Measures Reconciliation
The following is the reconciliation of the amounts appearing in our Condensed Consolidated Statement of Financial Position to the alternative performance measure described above:

(in thousands)	June 30, 2024	December 31, 2023
Cash and cash equivalents	308,478	191,081
Short-term investments	191,938	136,062
Consolidated cash, cash equivalents and short-term investments	500,416	327,143
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(99,778)	(1,097)
PureTech Level cash, cash equivalents and short-term investments	$400,638	$326,046
Contact:
PureTech
Public Relations
publicrelations@puretechhealth.com
Investor Relations
IR@puretechhealth.com

UK/EU Media
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